JET METAL CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2014

(Unaudited)
(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

	OCTOBER 31, 2014	APRIL 30, 2014

ASSETS

Current assets
Cash and cash equivalents	$2,794,293	$78,541
Marketable securities (Note 4)	-	55,159
Receivables	8,751	4,161
Prepaid expenses	48,659	34,470
	2,851,703	172,331

Exploration and evaluation assets (Note 6)	2,509,791	2,509,791

Prepaid expenses (Note 10)	100,000	-

Property and equipment (Note 5)	84,840	91,016

Reclamation bonds (Note 6)	29,090	28,269

	$5,575,424	$2,801,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$190,602	$256,201
Due to related parties (Note 10)	348,516	632,749
	539,118	888,950

Due to related party (Note 10)	206,810	-

Future reclamation provisions (Note 7)	20,037	19,267
	765,965	908,217
Equity
Capital stock (Note 8)	90,376,926	87,411,032
Reserves	21,475,351	21,475,351
Deficit	(107,042,818)	(106,993,193)
	4,809,459	1,893,190

	$5,575,424	$2,801,407
Nature of operations and going concern (Note 1)
Subsequent events (Note 14)

Approved on December 12, 2014 on behalf of the Board of Directors:

“M”Jay Sujir”	Director	“Stewart Wallis”	Director
Jay Sujir		Stewart Wallis

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Canadian Dollars)

	THREE MONTHS ENDED OCTOBER 31,		SIX MONTHS ENDED OCTOBER 31,
	2014	2013	2014	2013

EXPENSES
Audit and accounting (recovery)	$14,200	$10,500	$(6,417)	$11,300
Consulting	3,415	-	3,415	-
Depreciation (Note 5)	4,625	5,688	9,176	11,377
Exploration and evaluation (Note 6)	3,695	20,392	7,801	29,268
Impairment of exploration and evaluation assets (Note 6)	-	3,160,618	-	3,160,618
Insurance	7,350	7,350	14,700	18,336
Interest (Note 7)	385	357	770	714
Investor relations	7,124	5,484	8,386	8,240
Legal	-	2,400	450	8,058
Management fees	-	37,500	-	117,533
Office and administration	24,550	33,562	33,431	70,434
Rent	19,522	9,073	28,338	22,739
Share-based compensation (recovery) (Note 8)	-	12,902	-	(49,171)
Transfer agent and filing fees	44,421	41,353	54,051	90,993
Travel	-	-	-	212
Wages and salaries	92,145	44,651	121,221	184,111
	(221,432)	(3,391,830)	(275,322)	(3,684,762)

Finance income	3,309	-	3,309	39
Gain on asset disposal (Note 5)	600	-	600	-
Gain (loss) on foreign exchange	(940)	546	(915)	1,463
Gain on forgiveness of related party debt (Note 10)	225,152	-	225,152	-
Unrealized loss on marketable securities (Note 4)	-	(13,238)	(2,449)	(14,190)
	228,121	(12,692)	225,697	(12,688)
Net income (loss) and comprehensive income (loss) for the period	$6,689	$(3,404,522)	$(49,625)	$(3,697,450)

Basic and diluted income (loss) per common share	$0.00	$(0.52)	$(0.00)	$(0.56)

Weighted average number of common shares outstanding	16,578,035	6,578,035	11,578,035	6,578,035

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
(Unaudited)
(Expressed in Canadian Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(49,625)	$(3,697,450)
Items not affecting cash:
Depreciation	9,176	11,377
Forgiveness of related party debt	(225,152)	-
Impairment of exploration and evaluation assets	-	3,160,618
Interest	770	714
Share-based compensation (recovery)	-	(49,171)
Unrealized gain on foreign exchange	(821)	(2,375)
Unrealized loss on marketable securities	2,449	14,190
Non-cash working capital item changes:
Receivables	(4,590)	11,878
Prepaid expenses	(114,189)	34,095
Payables and accrued liabilities	(65,599)	(63,420)
Due to related parties	147,729	131,981
Net cash used in operating activities	(299,852)	(447,563)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(3,000)	-
Proceeds from sale of marketable securities	52,710	-
	49,710	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement, net of costs	2,965,894	-

Net change in cash and cash equivalents during the period	2,715,752	(447,563)

Cash and cash equivalents, beginning of period	78,541	596,450
Cash and cash equivalents, end of period	$2,794,293	$148,887
Cash and cash equivalents
Cash	$471,293	$125,887
Liquid short term investments	2,323,000	23,000
	$2,794,293	$148,887
Cash (paid) received for
Interest	$-	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2013	6,578,218	$87,411,032	$21,520,601	$(103,025,910)	$5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share-based compensation (recovery)	-	-	(49,171)	-	(49,171)
Loss for the period	-	-	-	(3,697,450)	(3,697,450)

Balance, October 31, 2013	6,578,035	87,411,032	21,471,430	(106,723,360)	2,159,102
Share-based compensation	-	-	3,921	-	3,921
Loss for the period	-	-	-	(269,833)	(269,833)

Balance, April 30, 2014	6,578,035	87,411,032	21,475,351	(106,993,193)	1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs - cash	-	(34,106)	-	-	(34,106)
Loss for the period	-	-	-	(49,625)	(49,625)

Balance, October 31, 2014	26,578,035	$90,376,926	$21,475,351	$(107,042,818)	$4,809,459

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (the "Company" or “Jet Metal”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and the OTC Markets Group’s OTCQB Marketplace.  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to and began trading July 1, 2013 on the OTC Markets Group’s OTCQB Marketplace.  Subsequently, the Company voluntarily delisted its common shares from the Toronto Stock Exchange and its common shares were transferred to and began trading January 20, 2014 on the TSX Venture Exchange.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 8). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at October 31, 2014, the Company had working capital of $2,312,585 (April 30, 2014 – working capital deficit of $716,619) and a deficit of $107,042,818 (April 30, 2014 – $106,993,193).  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.   BASIS OF PRESENTATION

a)   Significant accounting judgements and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Critical Judgements

The preparation of these condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the condensed interim consolidated financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b) Approval of the condensed interim consolidated financial statements

The condensed interim consolidated financial statements of the Company for the six month period ended October 31, 2014 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on December 12, 2014.

c) Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.  The condensed interim consolidated financial statements do not include all the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2014.

e) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. (“Target”), Crosshair Energy USA, Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	In-active subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2014 and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except for new standards adopted as disclosed below.

New Accounting Pronouncement Adopted

The following accounting standard was adopted as of May 1, 2014 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IAS 32, Financial Instruments:  Presentation, were effective for annual periods beginning on or after January 1, 2014 and relate to offsetting financial assets and financial liabilities.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at October 31, 2014.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Comparative Figures

Certain comparative figures have been reclassified in accordance with the current period’s presentation.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (CZN)	Australian American Mining Corp. (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost

Balance at April 30, 2013	$2,695,052	$97,024	$1,000,000	$3,792,076
Dispositions	(236,716)	-	-	(236,716)
Balance at April 30, 2014	2,458,336	97,024	1,000,000	3,555,360
Dispositions	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at October 31, 2014	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2013	(2,677,405)	(84,490)	(944,444)	(3,706,339)
Adjustment for the year	240,895	(12,534)	(22,223)	206,138
Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the period	2,436,510	-	966,667	3,403,177
Balance at October 31, 2014	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2014	$21,826	$-	$33,333	$55,159
At October 31, 2014	$-	$-	$-	$-

During the six month period ended October 31, 2014, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

During the year ended April 30, 2014, the Company exchanged 321,940 common shares of Messina Minerals Inc. for 54,565 common shares of Canadian Zinc Corporation as a result of the acquisition of Messina Minerals Inc. by Canadian Zinc Corporation.  Prior to this exchange, the Company sold 31,000 common shares of Messina Minerals Inc. for net proceeds of $2,075.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

5.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2013 and 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at October 31, 2014	298,586	3,000	301,586

Accumulated Depreciation

Balance at April 30, 2013	184,816	-	184,816
Depreciation	22,754	-	22,754
Balance at April 30, 2014	207,570	-	207,570
Depreciation	9,101	75	9,176
Balance at October 31, 2014	216,671	75	216,746

Net Book Value

At April 30, 2014	$91,016	$-	$91,016
At October 31, 2014	$81,915	$2,925	$84,840

During the six month period ended October 31, 2014, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

6.   EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Total

Balance at April 30, 2013	$3,160,618	$2,509,791	$5,670,409
Impairment	(3,160,618)	-	(3,160,618)
Balance at April 30, 2014 and October 31, 2014	$-	$2,509,791	$2,509,791

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2014:

Bootheel Project

Administration	$12,598
Recovery – JV Partner	(4,797)
$7,801

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2013:

	CMB	Bootheel Project	Other	Total

Administration (recovery)	$560	$22,039	$(147)	$22,452
Reclamation costs	-	12,974	-	12,974
Recovery – JV Partner	-	(6,158)	-	(6,158)
	$560	$28,855	$(147)	$29,268

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company previously issued 40,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement, the Company made a cash payment of $600,000 and issued 119,361 common shares. All litigation was discontinued and Mr. Murphy acknowledged that the Company’s 90% interest in the CMB Uranium/Vanadium Project vested and any requirement for a bankable feasibility study was irrevocably waived. The Company was required to make advance royalty payments of $200,000 per year commencing in November 2012.  Accordingly, the Company paid an advance royalty payment of $200,000 in November 2012.  Had the Company brought the Moran Lake Property into production, the advance royalty payments would have been deducted against any NSR owed to the original vendor of the property.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.  As a result, the Company recorded an impairment of $2,484,868 to operations during the year ended April 30, 2014.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

During the year ended April 30, 2014, the Company abandoned these properties and recorded an impairment of $675,750 to operations in relation to the Otter and Portage Lake Properties.

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US$252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of $3,727,724 to operations.

Golden Promise

Golden Promise Property

On April 29, 2009, the Company acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013.

Southern Golden Promise (Victoria Lake)

The Company had earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total of 10,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

During the year ended April 30, 2014, the Company abandoned the Southern Golden Promise property.

Reclamation Bonds

As at October 31, 2014, the Company had outstanding reclamation bonds for the Bootheel Property of US$25,800 (April 30, 2014 - US$25,800) registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2014, the Company recorded an impairment of reclamation bonds in the amount of $41,852 due to collectability concerns in relation to properties that have been abandoned.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

7.   FUTURE RECLAMATION PROVISIONS

	October 31, 2014	April 30, 2014

Beginning balance	$19,267	$37,161
Change in estimates1	-	(2,053)
Interest	770	1,427
Reclamation expenses incurred	-	(17,268)
Ending balance	$20,037	$19,267

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at October 31, 2014, the Company has legal obligations associated with the Moran Lake property for cleanup costs. These costs are anticipated to be incurred through 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.  CAPITAL STOCK AND RESERVES

Common share and share purchase warrant issuances

The Company issued the following common shares and share purchase warrants during the six month period ended October 31, 2014:

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

There were no common share or share purchase warrant issuances during the year ended April 30, 2014.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 1). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

Share purchase warrants

The following is a summary of warrant activities during the six month period ended October 31, 2014 and the year ended April 30, 2014:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, October 31, 2014	20,000,000	$0.25

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

8.  CAPITAL STOCK AND RESERVES (continued)

Share purchase warrants (continued)

As at October 31, 2014, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	4.88	September 16, 2019

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the six month period ended October 31, 2014 and the year ended April 30, 2014:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(12,000)	$11.38
Expired	(56,625)	$10.80
Outstanding, October 31, 2014	273,588	$12.29

At October 31, 2014, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

28,088	28,088	$8.80	0.09	November 30, 2014(1)
1,250	1,250	$8.00	0.14	December 21, 2014
8,750	8,750	$8.40	0.19	January 6, 2015
183,500	183,500	$14.40	1.14	December 21, 2015
10,000	10,000	$19.50	1.19	January 7, 2016
4,750	4,750	$11.20	1.42	April 1, 2016
37,250	37,250	$3.80	2.49	April 24, 2017
273,588	273,588

(1) Expired subsequent to the six month period ended October 31, 2014 (Note 14).

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the six month period ended October 31, 2014, the Company recorded share-based compensation expense of $Nil (October 31, 2013 – recovery of $49,171) for options forfeited or vesting during the period.  No stock options were granted during the six month period ended October 31, 2014 or year ended April 30, 2014.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

9.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the six month periods ended October 31, 2014 or 2013.

10.   RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the six month periods ended October 31, 2014 and 2013 is summarized as follows:

	October 31, 2014	October 31, 2013

Share-based compensation	$-	$19,929
Short-term benefits(1)	27,321	162,779
	$27,321	$182,708

(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company had a consulting agreement with the former Executive Chairman of the Company that provided for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.  This agreement was terminated by the former Executive Chairman of the Company as of December 31, 2013 without any termination payment.

Other related party transactions and balances

King & Bay West Management Corp. (“King & Bay West”): King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the six month periods ended October 31, 2014 and 2013 include the following:

	October 31, 2014	October 31, 2013

King & Bay West	$173,072	$222,171

Prepaid expenses as at October 31, 2014 include a security deposit in the amount of $100,000 (April 30, 2014 - $Nil) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”).  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

10.   RELATED PARTY TRANSACTIONS (continued)

Amounts due to related parties as at October 31, 2014 included the following:

·
King & Bay West, controlled by the former Executive Chairman and insider of the Company - $463,451 (April 30, 2014 - $540,874).  The amount due to King & Bay West consists of current and non-current amounts payable of $256,641 and $206,810, respectively.

·	MJM Consulting Corp., controlled by the former Executive Chairman and insider of the Company - $91,875 (April 30, 2014 - $91,875).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company at a deemed price of $0.15 per common share.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company at a deemed price of $0.15 per common share.  The common shares for debt transactions were subject to the approval of the TSX Venture Exchange and the common shares were issued subsequent to the six month period ended October 31, 2014 (Note 14).

During the six month period ended October 31, 2014, the Company applied payments in the amount of $39,253 (October 31, 2013 - $Nil) to the non-interest bearing two year term loan due to King & Bay West.

11.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	October 31, 2014	April 30, 2014

Property and equipment

United States	$2,252	$2,502
Canada	82,588	88,514
	$84,840	$91,016

Reclamation bonds

United States	$29,090	$28,269

Exploration and evaluation assets

Canada	$2,509,791	$2,509,791

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

12.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

13.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 12.  As a result of financing and debt restructuring completed during the six month period ended October 31, 2014, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

JET METAL CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Unaudited)
(Expressed in Canadian Dollars)

13.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at October 31, 2014, the Company has accounts payable denominated in US dollars of US$58,664, cash of US$3,743 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,283.

14.    SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the six month period ended October 31, 2014:

·	On November 14, 2014, 1,000 stock options with an exercise price of $3.80 were forfeited.

·	On November 27, 2014, 11,250 stock options with an exercise price of $8.80 and 20,000 stock options with an exercise price of $14.40 were forfeited.

·	On November 30, 2014, 16,838 stock options with an exercise price of $8.80 expired (Note 8).

·
On November 30, 2014, 130,000 stock options with an exercise price of $14.40, 10,000 stock options with an exercise price of $19.50, 4,750 stock options with an exercise price of $11.20 and 30,250 stock options with an exercise price of $3.80 were forfeited.

·
On December 9, 2014, the Company issued 1,640,416 common shares at a deemed price of $0.15 per common share to settle related party debt in the amount of $246,062 pursuant to the Debt Settlement Agreement between the Company, King & Bay West and MJM Consulting Corp. (Note 10).